

Mail Stop 4631

December 31, 2009

Frank Rossana
President and Chief Executive Officer
BigWest Environmental, Inc.
1350 W. Horizon Ridge Dr.
Henderson, NV 89014

> **Re:** **BigWest Environmental, Inc.**
> **Form 8-K/A filed December 8, 2009**
> **File No. 333-152837**

Dear Mr. Rossana:

You filed an Item 4.01 Form 8-K/A on December 8, 2009 announcing your decision to dismiss The Blackwing Group, LLC as your independent registered public accounting firm. On December 22, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of The Blackwing Group, LLC because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation. You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/12-22_Blackwing.pdf

As The Blackwing Group, LLC is no longer registered with the PCAOB, you may not include Blackwing Group, LLC's audit reports or consents in your filings with the Commission made on or after December 22, 2009. If The Blackwing Group, LLC audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please amend your Item 4.01 Form 8-K/A filed on December 8, 2009 to disclose that the PCAOB revoked the registration of The Blackwing Group, LLC on December 22, 2009 because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation.

If you are unable to obtain an amended Exhibit 16 letter from The Blackwing Group, LLC at the time you file your amended Form 8-K, please disclose this fact in the amended Form 8-K.

Once you explain The Blackwing Group, LLC's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Please file your amended Item 4.01 Form 8-K within four business days of receipt of this letter. If you have any questions, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief